Exhibit 12.1

National Energy Group, Inc.
Computation of Historical Ratio of Earnings
to Fixed Charges
(in thousands, except for ratios)

	Year ended December 31,
	2000		2001	2002	2003	2004
Earnings
Income before income taxes and extraordinary items	$18,609		$6,722	$14,483	$15,796	$20,949
Interest expense	9,656		21,224	18,964	15,115	13,940
Amortization of debt issuance cost	121		—	—	—	—
Interest portion of rental expense	135		135	135	135	135

Earnings	$28,521		$28,081	$33,582	$31,046	$35,024

Fixed charges:
Interest, including capitalized portion	$9,656		$21,224	$18,964	$15,115	$13,940
Amortization of debt issuance cost	121		—	—	—	—
Interest portion of rental expense	135		135	135	135	135

Fixed charges	$9,912		$21,359	$19,099	$15,250	$14,075

Ratio of earnings to fixed charges	NA	(a)	1.3X	1.8X	2.0X	2.5X

(a) This ratio excludes approximately $10.5 million for 2000 of interest on the senior notes since the Company discontinued the accrual of interest due to the Chapter 11 proceeding.